United States Securities and Exchange Commission
Washington, D.C. 20549
  Statement of Changes in Beneficial Ownership

FORM 4		OMB APPROVAL
/x/ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940	OMB Number:3235-0287 Expires: September 30, 1998 Estimated Average Burden Hours Per Response 0.5

1. Name and Address of Reporting Person* James, B. Michael	2. Issuer Name AND Ticker or Trading Symbol Merrill Corporation (MRLL)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last)(First)(Middle) 225 Varick, 12th Floor (Street)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year 11/1999	/ / Director /x/ Officer (give title below)	/ / 10% Owner / / Other (specify below)
New York, NY 10014 (City)(State)(Zip)		5. If Amendment, Date of Original (Month/Year)	President, Financial Document Services 7. Individual or Joint/Group Filing (Check Applicable Line) /x/ Form filed by One Reporting Person / / Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

		3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)					7. Nature of Indirect Beneficial Ownership (Instr. 4)
1. Title of Security (Instr. 3)							6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
	2. Transaction Date (Month/Day/Year)					5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
		Code V	Amount	(A) or (D)	Price

Common Stock	11-23-99	D	53,500	D	$22.00	0	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*
If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

(Over)
SEC 1474 (7-96)

Form 4 (Continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible Securities)

						6. Date Exercisable and Expiration Date (Month/Day/Year)
	2. Conversion or Exercise Price of Derivative Security		4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
1. Title of Derivative Security (Instr. 3)
		3. Transaction Date (Month/Day/Year)				Date Exercisable	Expiration Date
			Code V	(A)	(D)

Employee Stock Option (Right to Buy)	$8.125	11-23-99	D		22,000		4-10-2002

Employee Stock Option (Right to Buy)	$8.125	11-23-99	D		11,000		4-10-2002

Employee Stock Option (Right to Buy)	$8.125	11-23-99	D		27,500		3-25-2003

Employee Stock Option (Right to Buy)	$11.6875	11-23-99	D		16,000		4-23-2002

Employee Stock Option (Right to Buy)	$21.375	11-23-99	D		16,000		5-28-2003

7. Title and Amount of Underlying Securities (Instr. 3 and 4)
				10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
Title	Amount or Number of Shares	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)		11. Nature of Indirect Beneficial Ownership (Instr. 4)

Common Stock	22,000	$13.875	0	D

Common Stock	11,000	$13.875	0	D

Common Stock	27,500	$13.875	0	D

Common Stock	16,000	$10.3125	0	D

Common Stock	16,000	$0.625	0	D

Explanation of Responses:

(1)
Adjusted to reflect a 2-for-1 stock split in the form of a 100% stock dividend October 15, 1997.

/s/ B. Michael James	12-10-99
**Signature of Reporting Person	Date
**
Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1474 (7-96)